(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-25629

For Period Ended: January 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carrols Corporation
Full Name of Registrant

Former Name if Applicable

968 James Street
Address of Principal Executive Office (Street and Number)

Syracuse, New York 13203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Annual Report on Form 10-K of Carrols Corporation (the “Company”) for the period ended January 2, 2005, could not be filed timely because the financial statements to be contained therein have not been completed as a result of the re-evaluation by the Company of its historical accounting practices with respect to depreciation for leasehold improvements and buildings on leased land. In addition, the Company is reviewing its accounting practices with respect to amortization of certain intangible assets and accounting for stock options. Until such review of such accounting practices is completed, the effect on the Company’s consolidated financial statements for the fiscal year ended January 2, 2005, and certain prior periods cannot be determined.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Zirkman	(315)	424-0513
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carrols Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 5, 2005	By:	/S/ PAUL R. FLANDERS
		Name:	Paul R. Flanders
		Title:	Vice President, Chief Financial Officer and Treasurer

Part IV—Other Information

(3)  In addition to the re-evaluation of the Company’s accounting practices referred to in Part III above, the Company also anticipates certain other significant changes in its results of operations from the corresponding period of the last fiscal year. These changes relate to the refinancing transactions completed by the Company in December 2004, which included, among other things, a charge to earnings of approximately $21 million related to a cash distribution to certain employees (including management) and a director with a portion of the net proceeds of such financings, an aggregate of approximately $9 million of other charges related to the financing transactions, including costs associated with the tender and redemption of the Company’s previously outstanding 9½% senior subordinated notes due 2008, the write-off of deferred financing fees associated with previously outstanding debt obligations and approximately $2.4 million attributable to the previously disclosed write-off of costs incurred with respect to an abandoned financing transaction.